RIDER

To be attached to and form part of Investment Company Bond, No. 00 FI 0236911-07

In favor of

It is agreed that:

1.

The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

X	Item 2.	Bond Period: from 12:01 a.m. on	10/01/2008	to 12:01 a.m. on	11/08/2008
		Standard Time	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
	Item 3.	Limit of Liability

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability.  If "Not Covered" is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

	COVERAGES	Limit of Liability	Deductible
I.	Employee	$	$
II.	Premises	$	$
III.	Transit	$	$
IV.	Forgery or Alteration	$	$
V.	Securities	$	$
VI.	Counterfeit Currency	$	$
VII.	Computer Systems Fraudulent Entry	$	$
VIII.	Voice Initiated Transaction	$	$
IX.	Telefacsimile Transfer Fraud	$	$
X.	Uncollectible Items of Deposit	$	$
XI.	Audit Expense	$	$
XII.	Stop Payment	$	$
XIII.	Unauthorized Signatures	$	$

Optional Coverages:
		$	$
		$	$
		$	$

No Deductible shall apply to any loss under COVERAGE I. sustained by any "Investment Company."

2.

This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 10/01/2008        standard time.

AMEND DECLARATIONS PAGE –DISCOVERY RIDER

ITEM 3 NOT TO BE CHANGED MIDTERM WITH THIS RIDER.

ADOPTED MAY 2003

Form F-6004-0

SECRETARY’S CERTIFICATE

I, James Ash, being duly appointed Secretary of the meeting of the Board of Trustees of New River Funds duly certify and attest that, at a Board of Trustees meeting held on August 22, 2008, the following resolutions was adopted:

RESOLVED, that the Officers of the Trust, be, and they hereby are, authorized to take actions necessary to extend the Trust’s Fidelity Bond and T&O/E&O insurance policy for the Trust through the Merger Date.

/s/ James Ash, Esq.

James Ash, Esq.